SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 27, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

October 26, 2010
Ivanhoe Mines delivers response and initiates counter-claim
in arbitration proceeding with Rio Tinto
VANCOUVER, CANADA — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, announced today that Ivanhoe Mines has delivered a statement of defence and initiated a counter-claim as part of an ongoing arbitration proceeding launched by Rio Tinto on July 9, 2010.
The statement of defence rejects Rio Tinto’s claim that the shareholders’ rights plan approved by Ivanhoe Mines’ shareholders on May 7, 2010, breached Rio Tinto’s contractual rights under its agreements with Ivanhoe Mines.
The counter-claim contends that Rio Tinto has breached its covenants in its private placement agreement, signed with Ivanhoe Mines in October 2006, not to engage in activities that could affect control of Ivanhoe Mines without Ivanhoe’s permission.
An independent arbitrator has scheduled hearings of the claim and counter-claim between January 18 and February 5, 2011.
Mr. Friedland said that the arbitration proceeding should not have any negative impact on the rapid pace of full-scale construction now underway at Oyu Tolgoi to bring the mining complex into production ahead of schedule in 2012.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to the possible additional future investments in Ivanhoe by Rio Tinto and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: October 27, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary